July 10, 2024

Pankaj Mohan, Ph.D.
CEO and Chairman
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, New Jersey 08540

       Re: Sonnet BioTherapeutics Holdings, Inc.
           Registration Statement on Form S-3
           Filed July 5, 2024
           File No. 333-280705
Dear Pankaj Mohan Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.